SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Fangdd Network Group Ltd.

(Name of Issuer)

Class A ordinary shares, $0.0000001 par value per share

(Title of Class of Securities)

30712L 109**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 30712L 109 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “DUO.” Each ADS represents 25 Class A ordinary shares of the issuer.  No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30712L 109

1	Name of Reporting Person Yi Duan
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 329,021,793(1)(2)
	7	Sole Dispositive Power 329,021,793(2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 329,021,793(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 18.0%(3)
12	Type of Reporting Person IN

(1)                                 Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(2)                                 Represents 329,021,793 Class B ordinary shares directly held by CC NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Yi Duan.  Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)                                 Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 109

1	Name of Reporting Person CC NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 329,021,793(4)(5)
	7	Sole Dispositive Power 329,021,793(5)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 329,021,793(5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 18.0%(6)
12	Type of Reporting Person CO

(4)                                 Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(5)                                 Represents 329,021,793 Class B ordinary shares directly held by CC NETWORK INTERNATIONAL LTD, a British Virgin Islands.  Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(6)                                 Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 109

1	Name of Reporting Person Xi Zeng
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 161,396,567(7)(8)
	7	Sole Dispositive Power 161,396,567(8)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 161,396,567(8)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.9%(9)
12	Type of Reporting Person IN

(7)                                 Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(8)                                 Represents 161,396,567 Class B ordinary shares directly held by ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Xi Zeng. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(9)                                 Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 109

1	Name of Reporting Person ZX INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 161,396,567 (10)(11)
	7	Sole Dispositive Power 161,396,567(11)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 161,396,567(11)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.9%(12)
12	Type of Reporting Person CO

(10)                          Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(11)                          Represents 161,396,567 Class B ordinary shares directly held by ZX INTERNATIONAL LTD, a British Virgin Islands.  Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(12)                          Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 109

1	Name of Reporting Person Jiancheng Li
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 129,519,698(13)(14)
	7	Sole Dispositive Power 129,519,698(14)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 129,519,698(14)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.1%(15)
12	Type of Reporting Person IN

(13)                          Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(14)                          Represents 129,519,698 Class B ordinary shares directly held by TIANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Jiancheng Li. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(15)                          Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 109

1	Name of Reporting Person TIANYU NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 129,519,698(16)(17)
	7	Sole Dispositive Power 129,519,698(17)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 129,519,698(17)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.1%(18)
12	Type of Reporting Person CO

(16)                          Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(17)                          Represents 129,519,698 Class B ordinary shares directly held by TIANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands.  Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(18)                          Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 109

1	Name of Reporting Person Li Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 83,806,467(19)(20)
	7	Sole Dispositive Power 83,806,467(20)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 83,806,467(20)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.6%(21)
12	Type of Reporting Person IN

(19)                          Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(20)                          Represents 83,806,467 Class A ordinary shares directly held by ZHOULI NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Li Zhou. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(21)                          Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 109

1	Name of Reporting Person ZHOULI NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 83,806,467(22)(23)
	7	Sole Dispositive Power 83,806,467(23)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 83,806,467(23)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.6%(24)
12	Type of Reporting Person CO

(22)                          Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(23)                          Represents 83,806,467 Class A ordinary shares directly held by ZHOULI NETWORK INTERNATIONAL LTD, a British Virgin Islands.  Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(24)                          Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose

CUSIP No. 30712L 109

1	Name of Reporting Person Jiaorong Pan
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 29,249,399(25)(26)
	7	Sole Dispositive Power 29,249,399(26)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,249,399(26)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.6%(27)
12	Type of Reporting Person IN

(25)                          Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(26)                          Represents 29,249,399 Class A ordinary shares directly held by XUANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Jiaorong Pan. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(27)                          Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 109

1	Name of Reporting Person XUANYU NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 29,249,399(28)(29)
	7	Sole Dispositive Power 29,249,399(29)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,249,399(29)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.6%(30)
12	Type of Reporting Person CO

(28)                          Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively hold 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval.

(29)                          Represents 29,249,399 Class A ordinary shares directly held by TIANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands.  Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(30)                          Calculation is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 109

Item 1(a).	Name of Issuer: Fangdd Network Group Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 18/F, Unit B2, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China

Item 2(a).

Name of Person Filing:
(i) Yi Duan,

(ii) CC NETWORK INTERNATIONAL LTD,

(iii) Xi Zeng,

(iv) ZX INTERNATIONAL LTD,

(v) Jiancheng Li,

(vi) TIANYU NETWORK INTERNATIONAL LTD,

(vii) Li Zhou,

(viii) ZHOULI NETWORK INTERNATIONAL LTD,

(ix) Jiaorong Pan, and

(x) XUANYU NETWORK INTERNATIONAL LTD

(collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The address of the Reporting Persons is:

18/F, Unit B2, Kexing Science Park, 15 Keyuan Road

Technology Park, Nanshan District

Shenzhen, People’s Republic of China

Item 2(c)

Citizenship:
Yi Duan - the People’s Republic of China

CC NETWORK INTERNATIONAL LTD - the British Virgin Islands

Xi Zeng - the People’s Republic of China

ZX INTERNATIONAL LTD - the British Virgin Islands

Jiancheng Li - the People’s Republic of China

TIANYU NETWORK INTERNATIONAL LTD - the British Virgin Islands

Li Zhou — the People’s Republic of China

ZHOULI NETWORK INTERNATIONAL LTD - the British Virgin Islands

Jiaorong Pan — the People’s Republic of China

XUANYU NETWORK INTERNATIONAL LTD - the British Virgin Islands

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.0000001  per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
30712L 109

This CUSIP number applies to the American depositary shares of the Issuer, each representing 25 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. 30712L 109

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote(3):	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Yi Duan	329,021,793	(4)	18.0%	44.4%	0	329,021,793	329,021,793	0
CC NETWORK INTERNATIONAL LTD	329,021,793	(4)	18.0%	44.4%	0	329,021,793	329,021,793	0
Xi Zeng	161,396,567	(5)	8.9%	21.8%	0	161,396,567	161,396,567	0
ZX INTERNATIONAL LTD(	161,396,567	(5)	8.9%	21.8%	0	161,396,567	161,396,567	0
Jiancheng Li	129,519,698	(6)	7.1%	17.5%	0	129,519,698	129,519,698	0
TIANYU NETWORK INTERNATIONAL LTD	129,519,698	(6)	7.1%	17.5%	0	129,519,698	129,519,698	0
Li Zhou	83,806,467	(7)	4.6%	1.1%	0	83,806,467	83,806,467	0
ZHOULI NETWORK INTERNATIONAL LTD	83,806,467	(7)	4.6%	1.1%	0	83,806,467	83,806,467	0
Jiaorong Pan	29,249,399	(8)	1.6%	0.4%	0	29,249,399	29,249,399	0
XUANYU NETWORK INTERNATIONAL LTD	29,249,399	(8)	1.6%	0.4%	0	29,249,399	29,249,399	0

(1)                                 The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,823,260,236 ordinary shares (being the sum of 1,203,322,178 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of December 31, 2019. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

(2)                                 The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to them for vote.

(3)                                 Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan, who collectively held 732,993,924 ordinary shares of the Issuer as of December 31, 2019, have agreed to vote in concert for all the matters submitted to shareholders for approval. As a result, the group held 85.3% of the voting power of all the outstanding shares of the Issuer as of December 31, 2019.

(4)                                 Represents 329,021,793 Class B ordinary shares held by CC NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Yi Duan is the settlor of CC Trust and Yi Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Yi Duan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD.

CUSIP No. 30712L 109

(5)                                 Represents 161,396,567 Class B ordinary shares held by ZX INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. ZX INTERNATIONAL LTD is controlled by ZX Rising Ltd, a company incorporated under the laws of British Virgin Islands. ZX Rising Ltd is controlled by ZX Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Xi Zeng is the settlor of ZX Family Trust, and Xi Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Xi Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by ZX INTERNATIONAL LTD.

(6)                                 Represents 129,519,698 Class B ordinary shares held by TIANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. TIANYU NETWORK INTERNATIONAL LTD is controlled by Tianyu Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. Tianyu Network Holding Ltd is controlled by Tianyu Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Jiancheng Li is the settlor of Tianyu Family Trust, and Mr. Li and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by TIANYU NETWORK INTERNATIONAL LTD.

(7)                                 Represents 83,806,467 Class A ordinary shares held by ZHOULI NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. ZHOULI NETWORK INTERNATIONAL LTD is controlled by YUMO Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. YUMO Network Holding Ltd is controlled by YUMO Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Ms. Li Zhou is the settlor of YUMO Family Trust, and Ms. Zhou and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Zhou has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by ZHOULI NETWORK INTERNATIONAL LTD.

(8)                                 Represents 29,249,399 Class A ordinary shares held by XUANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. Ms. Jiaorong Pan is the sole shareholder of XUANYU NETWORK INTERNATIONAL LTD.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
See Item 2(a) in lieu of an exhibit.

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. 30712L 109

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

CUSIP No. 30712L 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Yi Duan

/s/ Yi Duan

CC NETWORK INTERNATIONAL LTD

	By:	/s/ Yi Duan
	Name:	Yi Duan
	Title:	Director

Xi Zeng

/s/ Xi Zeng

\	ZX INTERNATIONAL LTD

	By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Director

Jiancheng Li

/s/ Jiancheng Li

TIANYU NETWORK INTERNATIONAL LTD

	By:	/s/ Jiancheng Li
	Name:	Jiancheng Li
	Title:	Director

Li Zhou

/s/ Li Zhou

ZHOULI NETWORK INTERNATIONAL LTD

By:	/s/ Li Zhou
Name:	Li Zhou
Title:	Director

Jiaorong Pan

/s/ Jiaorong Pan

XUANYU NETWORK INTERNATIONAL LTD

By:	/s/ Jiaorong Pan
Name:	Jiaorong Pan
Title:	Director